Suite 3120 - 666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 8 - 2010

March 31, 2010
FOR IMMEDIATE RELEASE

AURIZON RELEASES ANNUAL DISCLOSURE DOCUMENTS

Vancouver - Aurizon Mines Ltd. (TSX: ARZ, NYSE Amex: AZK) announces that it has filed its Annual Information Form and Form 40-F for the year ended December 31, 2009,  respectively, with the Canadian securities authorities and with the U.S. Securities and Exchange Commission.  These documents, as well as the audited financial statements and management’s discussion and analysis, are available for viewing on the Company’s website at www.aurizon.com.  The Annual Information Form is also available on SEDAR at www.sedar.com and the Form 40-F is available on EDGAR at www.sec.gov/.

Shareholders may also receive a hard copy of the Company's audited financial statements together with management’s discussion and analysis free of charge upon request.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For more information, please contact:

AURIZON MINES LTD

David P. Hall, President and C.E.O.	Ian S. Walton, Executive Vice President and C.F.O.
Telephone: 604-687-6600 Toll Free: 1-800-411-GOLD (4653) Fax: 604-687-3932 Email: info@aurizon.com Website: www.aurizon.com
or

Renmark Financial Communications Inc.

2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com

Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717